TD ASSET MANAGEMENT USA FUNDS INC.
TDAM Institutional Money Market Fund – Commercial Class
TDAM Institutional U.S. Government Fund – Commercial Class
TDAM Institutional Treasury Obligations Money Market Fund – Commercial Class
TDAM Institutional Municipal Money Market Fund-Commerical Class

DISTRIBUTION PLAN

The Distribution Plan, dated as of June, 2009 (“Distribution Plan”) of TD Asset Management USA Funds Inc., a Maryland corporation (the “Company”). This Distribution Plan relates solely to each of the Commercial Class of the TDAM Institutional Money Market Fund, a series of the Company, the Commercial Class of the TDAM Institutional U.S. Government Fund, a series of the Company, the Commercial Class of the TDAM Institutional Treasury Obligations Money Market Fund, a series of the Company and the Institutional Municipal Money Market Fund, a series of the Company (each, a “Class”).

WHEREAS, the Company engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, because a substantial percentage of each Class’ assets are expected to be maintained and/or derived through the efforts of the financial institutions (which may include banks) and others eligible to receive fees or other assistance (as defined herein) payments under this Distribution Plan, the likelihood is that such assets would not become or remain invested in each respective Class if such fees or other assistance were not made available to such financial institutions and others; and

WHEREAS, the Company intends to distribute shares of each Class in accordance with Rule 12b-1 under the 1940 Act, and wishes to adopt this Distribution Plan as a plan of distribution pursuant to Rule 12b-1;

NOW, THEREFORE, the Company hereby adopts this Distribution Plan as a plan of distribution in accordance with Rule 12b-1 under the 1940 Act, subject to Section 4 below:

1.
The  Commercial Class of the TDAM Institutional Money Market Fund will pay from its assets fees at an annual rate not exceeding 0.25% of the average net asset value of the Class, the  Commercial Class of each of the TDAM Institutional U.S. Government Fund and the TDAM Institutional Municipal Money Market Fund will pay from  its assets fees at an annual rate not exceeding 0.40% of the average net asset value of the Class, and the Commercial Class of the TDAM Institutional Treasury Obligations Money Market Fund will pay from its assets fees at an annual rate not exceeding 0.50% of the average net asset value of the Class (the “12b-1 Fees”). The 12b-1 Fees paid by each Class shall be computed and accrued daily and shall be paid by each Class in amount equal to the amount owing to financial institutions (which may include banks), brokers-dealers and others pursuant to the terms of selling agreements, selected dealer agreements or other agreements complying with Rule 12b-1 that have been approved by the Board of Directors of the Company (“Rule 12b-1 Agreements”).  Payments of the 12b-1 Fees will be made pursuant to the Rule 12b-1 Agreements in accordance with their terms.

2.
TD Asset Management USA Inc. (“TDAM”), the investment adviser and administrator to each ofthe TDAM Institutional Money Market Fund, the TDAM Institutional U.S. Government Fund, the TDAM Institutional Treasury Obligations Money Market Fund  and the TDAM Institutional Municipal Money Market Fund (collectively, the “Funds”), or any successor investment adviseror administrator, may make payments for distribution or other services (“assistance”) from its own resources, including its bona fide revenues derived under its Investment Management Agreement and Administration Agreement with the Company relating to the Funds, to such financial institutions (which may include banks), broker-dealers or others who, in the sole discretion of TDAM (or any successor investment adviser or administrator) have rendered or may render assistance. Any payments made by TDAM (or any successor investment adviser or administrator) for such purpose shall not reduce any 12b-1 Fees paid or payable pursuant to Section 1 hereof.

3.
Quarterly in each year that this Distribution Plan remains in effect, an appropriate officer of theCompany or his or her designee shall prepare and furnish to the Board of Directors of the Company a written report, complying with the requirements of Rule 12b-1, of the amounts expended under this Distribution Plan and purpose for which such expenditures were made.

4.
This Distribution Plan shall become effective as to each Class upon approval by a majority vote of(a) the Company’s Board of Directors, including a majority of Directors who are not interested persons (as defined in Section 2(a)(19) of the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of this Distribution Plan or in any agreements related to this Distribution Plan (“12b-1 Directors”), cast in person at a meeting called for the purpose of voting hereon, and (b) the outstanding voting securities of each Class, as defined in Section 2(a)(42) of the 1940 Act, if adopted after any public offering of a Class’ voting securities or the sale of such securities to persons who are not affiliated persons of the Company or affiliated persons of such persons.

5.
This Distribution Plan shall remain in effect for a period of one year from its adoption date andmay be continued thereafter if this Distribution Plan and any related agreement are approved at least annually with respect to each Class by a majority vote of the Directors of the Company, including a majority of the 12b-1 Directors of the Company, cast in person at a meeting called for the purpose of voting on the Distribution Plan and agreement. This Distribution Plan may not be amended to increase materially the 12b-1 Fees with respect to a Class without the approval of a majority of the outstanding voting securities of such Class, as defined in Section 2(a)(42) of the 1940 Act. All material amendments to this Distribution Plan must be approved by a vote of the Board of Directors of the Company, and of the 12b-1 Directors, cast in person at a meeting called for the purpose of voting thereon.

6.
This Distribution Plan may be terminated as to a Class at any time by a majority vote of the 12b-1Directors or by vote of a majority of the outstanding voting securities of the Class, as defined in Section 2(a)(42) of the 1940 Act.

7.	While this Distribution Plan shall be in effect, the selection and nomination of the 12b-1 Directorsof the Company shall be committed to the discretion of the 12b-1 Directors then in office.

8.	Any termination or non-continuance of a Rule 12b-1 Agreement with a particular person shallhave no effect on similar agreements with other persons pursuant to this Distribution Plan.

9.
Neither TDAM (or any successor investment adviser or administrator) nor the principalunderwriter or other agent for a Fund is obligated by this Distribution Plan to execute or continue a Rule 12b-1 Agreement with any person.

10.
All agreements with any person relating to the implementation of this Distribution Plan shall be inwriting and any agreement related to this Distribution Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 6 above.

11.
This Distribution Plan constitutes a separate Distribution Plan with respect to each Class and itstermination or modification with respect to a Class shall not affect its continued effectiveness in accordance with its terms with respect to the other Class.